FILE NO. 70-10259

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                          Pre-effective Amendment No. 2

                                       to

                                    FORM U-1

                             APPLICATION-DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                 Harbert Distressed Investment Master Fund, Ltd.
                             c/o 555 Madison Avenue
                                   16th Floor
                               New York, NY 10022

                      ------------------------------------

                  (Names of companies filing this statement and
                    addresses of principal executive offices)

                                ----------------
                                  Howard Kagan
                 Harbert Distressed Investment Master Fund, Ltd.
                             c/o 555 Madison Avenue
                                   16th Floor
                               New York, NY 10022


                     (Name and address of agent for service)
                 The Commission is also requested to send copies
               of any communication in connection with this matter to:

                           Joel B. Piassick, Director
                Harbert Distressed Investment Master Fund, Ltd.
                        c/o One Riverchase Parkway South
                               Birmingham,AL 35244

                                 M. Douglas Dunn
                                Orlan M. Johnson
                       Milbank, Tweed, Hadley & McCloy LLP
                             1 Chase Manhattan Plaza
                               New York, NY 10005

                                TABLE OF CONTENTS


ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION

    A. Introduction

    B. Description of Harbert

    C. Description of NorthWestern Corporation

    D. NorthWestern's Bankruptcy Reorganization


ITEM 2.   FEES, COMMISSIONS AND EXPENSES

ITEM 3.   APPLICABLE STATUTORY PROVISIONS

ITEM 4.   REGULATORY APPROVALS

ITEM 5.   PROCEDURE

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS

ITEM 7.   STATEMENT AS TO ENVIRONMENTAL EFFECTS

          The Pre-effective Amendment to the Application/Declaration ("Application") in this proceeding, originally filed with the Commission on February 16, 2005, is hereby amended and restated in its entirety as follows in order to complete the record with respect to facts that demonstrate the temporary nature of the Applicant's status as a holding company:

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION

A. Introduction

          Harbert Distressed Investment Master Fund, Ltd. ("Harbert" or the "Applicant") hereby states that the funds and accounts managed by it received, in the aggregate, more than ten percent (10%) of the voting securities of the reorganized NorthWestern Corporation ("NorthWestern"), pursuant to Debtor's Second Amended and Restated Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated August 27, 2004 ("Second Amended and Restated Plan of Reorganization" or "Plan"), filed by NorthWestern in the United States Bankruptcy Court for the District of Delaware.(1) Specifically, Harbert and the funds and accounts managed by it collectively own an aggregate of 8,862,270 shares of common stock, par value $.001 per share, of reorganized NorthWestern.(2)

_________________
(1) In re NorthWestern Corp., Case No. 03-12872 (CGC) (Bankr. D. Del.) (filed Sep. 14, 2003).
(2)  Total includes shares of common stock issuable upon exercise of warrants.


          A hearing on confirmation of the Second Amended and Restated Plan of Reorganization commenced on August 25, 2004 and concluded on October 6, 2004. Formal confirmation of the Second Amended and Restated Plan of Reorganization occurred on October 19, 2004. The Plan became effective on November 1, 2004.

          NorthWestern is a public utility company as defined under Section 2(a)(5) of the Public Utility Holding Company Act of 1935, as amended (the "Act").

          Harbert requests an order from the Commission under Section 3(a)(4) of the Act, exempting it from all sections of the Act, except Section 9(a)(2). Harbert states that its circumstances clearly qualify it for status as a temporary holding company as contemplated by Section 3(a)(4) the Act.

          The Disclosure Statement dated August 27, 2004, filed in connection with the Second Amended and Restated Plan of Reorganization ("Disclosure Statement"), indicates that by operation of the Second Amended and Restated Plan of Reorganization, Harbert's funds and accounts received voting securities of NorthWestern in exchange for a previously contracted bona fide debt. Harbert plans to hold the voting securities for investment purposes only, and will reduce its interests to less than ten percent of the outstanding voting securities of NorthWestern as soon as it is financially reasonable, consistent with Harbert's fiduciary obligations to its investors. Accordingly, Harbert will be "temporarily a holding company" within the meaning of Section 3(a)(4) and entitled to exemption under that section. As explained more fully herein, the proposed exemption will not result in detriment to the public interest or the interest of investors or consumers.

A. Description of Harbert

          Harbert Management Corporation ("HMC") was founded in 1993 and is a privately held firm specializing in non-traditional money management activities. HMC is an investment management firm with a diversified portfolio of assets under management, serving pension trusts, endowments and foundations, pension funds, banks, insurance companies, family offices, and high net worth individuals. HMC has sponsored numerous funds, including Harbert Distressed Investment Master Fund, Ltd. Harbert's investment team also manages a separate managed account, Alpha US Sub Fund VI, LLC ("Alpha").(3) As part of its investment strategies, Harbert regularly attempts to identify undervalued securities of financially distressed companies for itself and the accounts it manages.(4) HMC's investments range across a wide variety of industries; diversification across asset classes is a fundamental goal of HMC.

___________________
(3)  Harbert disclaims beneficial ownership of the securities held by Alpha.
(4) Harbert's distressed investment activities focus on financially troubled businesses, including those that are involved in reorganization proceedings under Chapter 11 of the Bankruptcy Code. Chapter 11 was enacted to give financially distressed companies a "fresh start"--a chance to reorganize as viable enterprises. In effect, the courts supervise the reorganization process, allowing the troubled company to continue to operate while it works out a settlement with its creditors. Historically, Chapter 11 reorganizations have created attractive investment possibilities for those who understand the reorganization process. The investment process is complicated, combining value oriented, fundamental company analysis with the legal aspects of the reorganization proceeding. From a basic perspective, the analysis is to initially determine the enterprise value of the subject company, and then assess, based on such value, the likely recoveries by each creditor constituency and the timing thereof.


          HMC Investments, Inc., a wholly-owned subsidiary of HMC, is a registered broker/dealer, and member NASD, SIPC. Harbert Fund Advisors, Inc. (formerly known as The Harbinger Group, Inc.), an indirect wholly-owned subsidiary of HMC, is a Commission registered investment advisor. Neither HMC nor any of the funds or accounts it manages is presently a "public-utility company," a "holding company," or an "affiliate" of any public utility or holding company under the Act.

B. Description of NorthWestern Corporation

          As detailed in the Disclosure Statement, NorthWestern is a public utility company that generates, transmits, and distributes electricity and provides natural gas distribution service to approximately 608,000 customers in Montana, South Dakota, and Nebraska.

          NorthWestern has generated and distributed electricity in South Dakota and has distributed natural gas in South Dakota and Nebraska through its energy division, NorthWestern Energy, since NorthWestern's formation in 1923. In 2002, NorthWestern completed the acquisition of the electric and natural gas transmission and distribution business of The Montana Power Company, and since November 15, 2002, has operated those businesses through its NorthWestern Energy division.

          NorthWestern operates regulated electric utility businesses in Montana and South Dakota. It is subject to the jurisdiction of, and regulation by, the Federal Energy Regulatory Commission ("FERC") with respect to the issuance of securities and the setting of wholesale electric rates. NorthWestern is currently exempt from regulation under the Act. With respect to electric service territorial issues, rates, terms, and conditions of service, accounting records and other aspects of its operations, NorthWestern's Montana operations are subject to the jurisdiction of, and regulation by, the Montana Public Service Commission, and its South Dakota operations are subject to the jurisdiction of, and regulation by, the South Dakota Public Utilities Commission.

          NorthWestern's Montana electric utility business consists of a transmission and distribution network. Its service territory covers approximately 107,600 square miles, which represents approximately 70% of Montana's land area. It delivers electricity to approximately 305,0000 customers in 191 communities and their surrounding rural areas in Montana, including Yellowstone National Park. It also delivers electricity to rural electric cooperatives in Montana that serve approximately 76,000 customers. Its electric distribution system consists of approximately 19,700 miles of overhead and underground distribution lines and approximately 334 transmission and distribution substations. It purchases from third parties substantially all of the power it transmits and distributes to Montana customers. According to the Disclosure Statement, NorthWestern believes that its power purchase arrangements, in conjunction with its ability to make open market purchases, are sufficient to meet its power supply needs through June 30, 2007, the end of the original deregulation transition period in Montana. In its most recent session, the Montana legislature extended that transition period to the year 2027.

          As noted above, NorthWestern operates in South Dakota as a vertically integrated generation, transmission, and distribution utility. Its electricity revenues in South Dakota are derived primarily from generation, transmission, and distribution service to residential, commercial, and industrial retail customers and from wholesale sales. NorthWestern has the exclusive right to serve an assigned service area in South Dakota in 25 counties with a combined population of approximately 99,500, and it provides retail electricity to over 57,600 customers in 108 communities in South Dakota. Residential, commercial, and industrial services are generally bundled packages of generation, transmission, distribution, meter reading, billing, and other services. In addition, NorthWestern provides wholesale transmission of electricity to a number of South Dakota municipalities, state government agencies, and agency buildings; for these services, NorthWestern is responsible for the transmission of contracted electricity to a substation or other distribution point, and the purchaser is responsible for further distribution, billing collection, and other related functions. NorthWestern also sells electricity to resellers, including power pools and other utilities. NorthWestern's transmission and distribution network in South Dakota consists of approximately 3,100 miles of overhead and underground transmission and distribution lines as well as 120 substations. Most of the electricity that NorthWestern supplies to customers in South Dakota is generated by three power plants that NorthWestern owns jointly with unaffiliated parties. NorthWestern also owns several peaking/standby generating units at nine locations in its service area.

          NorthWestern operates regulated natural gas utility businesses in Montana, South Dakota, and Nebraska. Its natural gas services include fully bundled services consisting of natural gas supply and distribution services, although certain large commercial and industrial retail customers, as well as wholesale customers, purchase the natural gas commodity from another provider and utilize NorthWestern's transportation and distribution services. NorthWestern's natural gas transportation pipelines are not generally subject to the jurisdiction of the FERC but are subject to state regulation.

          NorthWestern conducts limited interstate transportation in Montana that is subject to the jurisdiction of the FERC, but the FERC has allowed the Montana Public Service Commission to set the rates for this interstate service. NorthWestern is subject to Montana Public Service Commission jurisdiction when it issues, assumes, or guarantees securities in Montana, and when it creates liens on its Montana properties. The Montana Public Service Commission sets rates for NorthWestern's Montana natural gas supply. NorthWestern distributed approximately 55 billion cubic feet of natural gas to 163,000 customers in 109 Montana communities in 2003. NorthWestern's natural gas distribution system consists of approximately 3,500 miles of underground distribution pipelines. NorthWestern also transports gas in Montana from production receipt points and storage facilities to distribution points and other nonaffiliated transportation systems.

          NorthWestern is subject to the jurisdiction of the South Dakota Public Utilities Commission with respect to rates, terms and conditions of service, accounting records, and other aspects of its natural gas transmission and distribution operations in South Dakota.

          The Nebraska Public Service Commission regulates rates and terms and conditions of service for natural gas companies. However, a natural gas company in Nebraska may continue to negotiate rates for natural gas service with the cities that it serves when the natural gas company files an application for increased rates with the Nebraska Public Service Commission. NorthWestern provided natural gas to approximately 82,000 customers in 59 South Dakota communities and 4 Nebraska communities in 2003. It has approximately 2,100 miles of distribution gas mains in South Dakota and Nebraska with distribution capacity of approximately 15,000 million BTU per day as of the end of 2003. NorthWestern also transports natural gas for other gas suppliers and marketers in South Dakota and Nebraska.

          NorthWestern's natural gas supply requirements are fulfilled through third-party, fixed-term purchase contracts, natural gas storage services contracts, and short-term market purchases. According to the Disclosure Statement, NorthWestern believes that its Montana, South Dakota, and Nebraska natural gas supply, storage, and distribution facilities and agreements are sufficient to meet its ongoing requirements.

C. NorthWestern's Bankruptcy Reorganization

          On September 14, 2003, NorthWestern filed a petition for relief under Chapter 11 of the United States Bankruptcy Code. In the succeeding eleven months, NorthWestern, as debtor-in-possession, negotiated with creditors, state regulators, and other parties, a plan of reorganization that provides for the reorganization of NorthWestern as a standalone, regulated utility company. In so doing, NorthWestern has divested nearly all of its interests in non-regulated utility businesses but has expressed no interest in disposing of all or part of the company's public utility business and assets. The Plan filed by NorthWestern enjoyed broad support.

          Under the Second Amended and Restated Plan of Reorganization, NorthWestern's unsecured creditors received pro rata distributions of all of the common stock of reorganized NorthWestern (subject only to dilution by relatively small amounts of new stock issued pursuant to a management incentive plan). NorthWestern retained all of its public utility lines of business and continues to operate as a standalone public utility company.

          Prior to the reorganization, Harbert and Alpha held publicly traded senior notes ("Senior Notes") issued by NorthWestern in 2002. Harbert acquired these securities in NorthWestern in the ordinary course of its business on behalf of the managed funds and accounts. Harbert and Alpha acquired 7.875% NorthWestern debt due 2007, 8.75% of NorthWestern debt due 2012, 6.95% NorthWestern debt due 2028, 7.07% Montana Power debt due 2006, 7.96% Montana Power debt due 2026, and 7.875% Montana Power debt due 2026. Harbert or its administered funds also owned beneficially several issuances of NorthWestern's subordinated debt securities consisting of 7.2% junior subordinated deferrable interest debentures due 12/31/2038, the 8.1% junior subordinated deferrable interest debentures due 1/15/2032, the 8.125% junior subordinated deferrable interest debentures due 9/30/2025, and the 8.25% junior subordinated deferrable interest debentures due 12/31/2038 (collectively, the subordinated issues are referred to as the "TOPrS Sub-debt"). The TOPrS Sub-debt was acquired in the ordinary course of business. Under the Second Amended and Restated Plan of Reorganization, the funds and accounts managed by Harbert hold, in the aggregate, approximately 23.8 % of the common stock of NorthWestern, based on the number of shares of common stock of NorthWestern reported as outstanding in NorthWestern's Form 10-Q filed on August 2, 2005.(5)

_________________
(5) Under the Second Amended and Restated Plan of Reorganization, this percentage could be affected if certain unsecured creditors elect not to receive distributions of common stock of reorganized NorthWestern, which would increase the percentage of the common stock distributed to the remaining unsecured creditors, including the Harbert funds and accounts. Harbert disclaims beneficial ownership of securities held by Alpha.


ITEM 2.   FEES, COMMISSIONS AND EXPENSES

          The fees and expenses of certain professionals retained by Harbert and Wilmington Trust as indenture trustee under the Plan are to be paid by NorthWestern. Harbert did not pay or incur any fees, commissions, or expenses in connection with the exchange of its debt securities for common stock of NorthWestern. However, it is estimated that the fees and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the Application will total approximately:


       Legal fees and expenses....................To be filed by amendment
               TOTAL..............................To be filed by amendment

ITEM 3.   APPLICABLE STATUTORY PROVISIONS

          Harbert believes that Section 3(a)(4) of the Act is applicable to the proposed transaction. Harbert requests, on its own behalf and that of its affiliates and its funds and managed accounts, a declaration under Section 3(a)(4) of status as temporarily a holding company.

          A. Harbert is entitled to exemption from regulation as a holding company under Section 3(a)(4) of the Act as a company that is temporarily a holding company by having acquired securities in liquidation of a previously contracted bona fide debt.
               ------------------------------------------------------

          Section 3(a)(4) of the Act provides an exemption from regulation under the Act when holding company status is "temporary" in nature. Section 3(a)(4) states in pertinent part that:

               such holding company is temporarily a holding company solely by reason of the acquisition of securities for purposes of liquidation or distribution in connection with a bona fide debt previously contracted or in connection with a bona fide arrangement for the underwriting or distribution of securities.

          The original cases under Section 3(a)(4) generally involved companies that acquired utility securities in connection with litigation, see, e.g., Manufacturers Trust Co., 3 S.E.C. 845 (1939); reorganization proceedings; National Supply Co. of Delaware, 1 S.E.C. 742 (1936); American Community Power Co., 1 S.E.C. 527 (1936), or proceedings under Section 11 of the Act, see, e.g., Massachusetts Mutual Life Insurance Co., 9 S.E.C. 642 (1942). In addition, the Commission has used Section 3(a)(4) to grant these types of companies a reasonable period of time in which to reduce their utility holdings to less than ten percent of a public utility's voting securities, without becoming subject to regulation as a holding company under the Act. See, Fidelity Management & Research Co., 52 S.E.C. 570 (1996).

          In the above-mentioned cases, the Commission has focused on the requirements under Section 3(a)(4) that the securities were acquired in connection with a "bona fide debt previously contracted" and that the applicant held the securities "temporarily" and "for the purposes of liquidation." Manufacturers Trust Co.,4 S.E.C. 845, 855-56 (1939); Halsey, Stuart & Co., 1 S.E.C. 323, 325 (1936).

          As in Fidelity, the seminal case on temporary holding company issues, the "formal requirements for exemption under Section 3(a)(4) are satisfied in this matter." 52 S.E.C. (1996) at 574. The requirement that the underlying securities be acquired in connection with a previously contracted bona fide debt is met. Harbert acquired the Senior Notes and other debt securities of NorthWestern for investment purposes in the ordinary course of its distressed investment business. The need for exemption arises solely because, pursuant to the Second Amended and Restated Plan of Reorganization, Harbert received the voting securities of the reorganized NorthWestern in exchange for previously contracted bona fide debt. The exchange of equity for existing debt securities was mandated by NorthWestern's financial problems and the Second Amended and Restated Plan of Reorganization, which effected the reorganization that enabled NorthWestern to emerge from bankruptcy as a viable entity.

          The voting securities of NorthWestern are held by two separate entities, which together hold approximately 23.8% of such voting securities of NorthWestern.(6) As a temporary holding company, Harbert will not engage in any activity that would make it necessary or appropriate to subject Harbert to regulation under the Act. However, it has and will act to protect its rights as a shareholder and to protect the interests of the accounts it manages. For example, Harbert sent a letter to the Board of Directors of NorthWestern regarding steps Harbert believed NorthWestern should take to avoid violating the terms of the Plan and impairing value under the Plan. A copy of the letter was previously filed as Exhibit B-2 to this Application. However, Harbert is not represented on the board of directors of NorthWestern by any of its directors, officers, or other employees.

___________________
(6) Harbert disclaims beneficial ownership of securities held by Alpha.


          Harbert affiliates will continue to be extensively regulated by the Commission under the Investment Advisers Act of 1940, as amended, and the other federal securities laws, in its primary investment management business.

          As for the requirement that the applicant for exemption under Section 3(a)(4) hold the securities "temporarily" and "for purposes of liquidation," the Commission "has previously examined the applicant's intent." Fidelity, 52 S.E.C. at 575. In this instance, Harbert is seeking an exemption under Section 3(a)(4) for a period of up to three years. Harbert does not intend to hold the voting securities of NorthWestern permanently. Rather , Harbert plans to reduce its aggregate holdings to less than ten percent (10%) of NorthWestern's voting securities in a manner that will allow Harbert to maximize its return on the investment over a three-year period. The proposed three-year period should provide adequate time for a reorganized NorthWestern to execute its reorganization plan, for analyst coverage of reorganized NorthWestern to be initiated, for recovery in the currently depressed utility sector, and for an orderly market to develop for the equity. This period is needed to enable Harbert to reduce its holdings in the reorganized NorthWestern in an orderly fashion, consistent with market conditions and Harbert's fiduciary obligations to its investors. Harbert believes that three years would be a reasonable period in which the reorganization of NorthWestern would have "an opportunity to be reflected in increased earnings and improved market prices." Massachusetts Mutual Life Insurance Co., 9 S.E.C. 642, 644 (1941).

          The grant of a three-year temporary exemption would be consistent with the Commission's Fidelity order. See 52 S.E.C. at 575. There, the Commission re-affirmed that Section 3(a)(4) "clearly denotes a desire to give an applicant thereunder a reasonable time in which it might dispose of its public utility or holding company securities without being subject to the Act." 52 S.E.C. at 575 (quoting Manufacturers Trust Co., 9 S.E.C. 283, 288 (1941)). It concluded that the requested three-year period was consistent with the requirements of Section 3(a)(4) that the securities be held temporarily and for purposes of liquidation. 52 S.E.C. at 575.(7)

_________________
(7) In its most recent decision before Fidelity, the Commission granted an exemption under Section 3(a)(4) for a period of up to seven years. Coastal States - Lo-Vaca Settlement Trust Mercantile National Bank at Dallas, Holding Co. Act Release No. 21104 (Apr. 23, 1979). The Commission has also granted "temporary" exemptions of three years under other subsections of
     Section 3(a). See Kansas Power & Light Co., 50 S.E.C. 852 (1992) (three-year exemption under Section 3(a)(2)); Kansas Power & Light Co., 32 S.E.C. 749 (1951) (same).


          The fact that Harbert acquired the debt as part of its distressed investments business does not affect Harbert's eligibility for exemption under
Section 3(a)(4). In the Fidelity order, the Commission stated that its findings that Fidelity was entitled to exemption under this section were not altered by the fact that Fidelity "would acquire the El Paso common stock as a result of purchases of debt of the existing El Paso in the ordinary course of its distressed investment business before and after the Chapter 11 filing, or that Fidelity will seek to protect its investment in the utility." Fidelity, 52 S.E.C. at 575. Moreover, Harbert and its funds and accounts were "not formed solely for the purpose of holding utility interests and exercising the kind of control over such interests as that typically exercised by other utility holding companies." Fidelity, 52 S.E.C. at 575.

          In an effort to expedite its sale of NorthWestern's voting securities to less than ten percent (10%), Harbert, along with other significant shareholders, entered into a Registration Rights Agreement with NorthWestern in connection with the Plan. Pursuant to the Registration Rights Agreement, NorthWestern agreed to certain terms and conditions under which NorthWestern would register the shares of common stock held by the shareholders party to the Registration Rights Agreement. The registration of the shares of common stock held by Harbert will facilitate a resale of those securities into the public market. Harbert and other shareholders party to the Registration Rights Agreement exercised their right to demand registration by NorthWestern, and on August 8, 2005, NorthWestern's Form S-3, as amended, was declared effective by the Commission. Under the Form S-3, Harbert and other selling shareholders may resell their shares of common stock. A copy of the Registration Statement on Form S-3/A is attached as Exhibit B-3. In the event Harbert determines to conduct an underwritten offering of its NorthWestern securities, Harbert, under certain conditions, is expected to engage Lehman Brothers, Inc. ("Lehman") to act as an underwriter in connection with the resale of its Northwestern shares. Harbert has been advised by Lehman that the sale of its aggregate holdings will likely require one or more offerings which could be at least 18 months apart given the size of Harbert's holdings and depending on other shareholder participation.

          In addition, in late June 2005, Montana Public Power, Incorporated, a Montana non-profit corporation ("MPPI"), made a formal bid to purchase all of the common stock of NorthWestern in cash for a purchase price of $32.50 per share. The Board of Directors of NorthWestern has rejected the MPPI bid for a variety of reasons. Harbert has engaged Lehman and the law firm of Milbank, Tweed, Hadley & McCloy LLP ("Milbank") to advise it on the feasibility of the MPPI proposal. Such a transaction (the "Transaction") will require approvals from the Federal Energy Regulatory Commission, certain other federal agencies and certain states' regulatory commission, which typically have taken 12 to 18 months to obtain. The efforts of Harbert to move with deliberate speed to analyze the possibility of selling directly into the market and the economic viability of the MPPI bid and other reasonable offers for its holdings in NorthWestern further demonstrates its intent to be a temporary holding company pursuant to Section 3(a)(4).

          If the formal requirements for exemption under Section 3(a)(4) are satisfied, Section 3(a) directs the Commission to grant the exemption "unless and except insofar as it finds the exemption detrimental to the public interest or the interest of investors or consumers." The Commission has noted that it "has generally relied upon the temporary nature of the exemption under Section 3(a)(4) to prevent the entrenchment of control that would require regulation under the Act." Fidelity, 52 S.E.C. at 576.

          Because of the limited duration of the exemption and extensive regulatory oversight to which NorthWestern is otherwise subject, the exemption will not result in detriment to the public interest or the interest of investors or consumers. Investors will be protected by Commission regulation under the federal securities laws other than the Act.(8) In addition, NorthWestern will continue to be subject to regulation by the FERC, the Montana Public Service Commission, the South Dakota Public Utilities Commission, and the Nebraska Public Service Commission. As the Commission has recognized, these other federal and state regulators are primarily responsible for the protection of consumers.(9) Moreover, Harbert will continue to file Schedule 13D reports with this Commission under the Securities Exchange Act of 1934, as amended, with respect to any changes in its intent with respect to its ownership of NorthWestern's common stock, as well as any subsequent changes in the holdings by the Harbert funds and accounts of such stock.

________________
(8) See Division of Investment Management, United States Securities and Exchange Commission, The Regulation of Public Utility Holding Companies, 36-39 (1995).
(9) The legislative history, for example, indicates that the Act was intended "simply to provide a mechanism to create conditions under which effective Federal and State regulation will be possible." S. Rep. No. 621, 74th Cong., 1st Sess. 11 (1935) (discussing Section 11, "the very heart of the title"). See Fidelity, 52 S.E.C. at 576-77.


          B. Summary of Application

          Accordingly, Harbert asks the Commission to issue an order granting it an exemption from regulation as a holding company under the Act for a period of up to three (3) years from the date of acquisition of such voting securities. During this period, Harbert will seek to reduce its holdings to less than ten percent of the outstanding voting securities of the NorthWestern. Any sale of Harbert's holdings of NorthWestern's common stock will comply with the applicable requirements of the United States Securities Act of 1933, as amended. If, despite its good faith efforts, Harbert is unable to reduce its holdings in a manner consistent with its fiduciary obligations, it will file a post-effective amendment seeking a supplemental order to extend the period of exemption.

          For the reasons set forth above, Applicant requests an exemption from regulation as a holding company under the Act pursuant to Section 3(a)(4) as a result of the conversion of its NorthWestern debt securities into voting securities of NorthWestern.

ITEM 4.   REGULATORY APPROVALS

          While the Transaction is subject to the approvals summarized in this Application, other than the Commission under the Act, no U.S. federal or state regulatory agency has jurisdiction over the proposed transactions.

ITEM 5.   PROCEDURE

           The Applicant hereby (i) waives a recommended decision by a hearing officer, (ii) waives a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision and (iv) waives a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.   EXHIBITS

        Exhibits

          A-1  None.

          B-1 Disclosure Statement (including, as an exhibit, the Second Amended and Restated Plan of Reorganization) (previously filed on Form SE).

          B-2  Copy of Letter from Harbert to NorthWestern (previously filed).

          B-3 NorthWestern Registration Statement on Form S-3/A (filed with the Commission on July 28, 2005 - File No. 333-123450) and declared effective August 8, 2005 (incorporated by reference).

          F-1.1 Opinion of Counsel (to be filed by amendment).

          G    Proposed Form of Notice (previously filed).

ITEM 7.   STATEMENT AS TO ENVIRONMENTAL EFFECTS

           None of the matters that are the subject of this Declaration involves a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this Declaration will not result in changes in the operation of the company that will have an impact on the environment. The Applicant is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Declaration.

                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned entity has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized on August 17, 2005.

                                           HARBERT DISTRESSED INVESTMENT
                                           MASTER FUND, LTD.
                                           on its own behalf and on behalf
                                           of certain affiliated funds and
                                           managed accounts


                                           By: /s/Joel B. Piassick
                                               _______________________________
                                               Joel B. Piassick, Director


                                  VERIFICATION

          The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application and on behalf Harbert Distressed Investment Master Fund, Ltd; that he is the Director, of such entity; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                                           By: /s/Joel B. Piassick
                                               ______________________________
                                               Joel B. Piassick, Director





Subscribed and sworn to before me This 17th day of August 2005.


/s/ ________________
My commission expires:
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03373-0003#595184